Exhibit 99.1

ITURAN TO VOLUNTARILY DELIST FROM TEL AVIV STOCK EXCHANGE

Ituran shares will continue to trade on NASDAQ

AZOUR, Israel – February 24, 2016 –  Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced that its Board of Directors has resolved to act to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE), has requested that the TASE initiate the process to delist the company’s shares and requested TASE to announce the exact date of the delisting.

The delisting in Israel will have no effect upon Ituran’s continued listing on the NASDAQ in the United States, and all shareholders will continue to be able to trade Ituran’s shares on NASDAQ.

Under applicable Israeli law, the delisting of Ituran’s ordinary shares from trading on the TASE will take place 3 months after the date of this announcement which is expected to be on or about May 24, 2016. During the interim period, Ituran’s ordinary shares will continue to be traded on the TASE. Ituran will announce the exact date of its TASE delisting when it becomes available.

Ituran will continue to file public reports in accordance with the rules and regulations of the NASDAQ and the U.S. Securities and Exchange Commission.

Eyal Sheratzky, Co-CEO of Ituran said, “Ituran is delisting its shares from Tel Aviv in order that we will be subject to only one set of listing regulations instead of two, enabling greater management focus on our business, and reducing our cost of operations. Over the years, Ituran has become an increasingly international company. We believe that by consolidating our shares’ listing onto a single and leading global stock market where our peers are also traded, will also improve our trading and enhance shareholder value.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 948,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246